UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 2
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIRTRIS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
Fountain Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82968A105
(CUSIP Number of Class of Securities)

Carol G. Ashe, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$692,189,100	$27,203.03

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 30,763,960 shares of common stock, par value $0.001 per share, of Sirtris Pharmaceuticals, Inc. outstanding on a fully diluted basis, consisting of: (a) 29,266,469 shares of common stock issued and outstanding, and (b) 1,497,491 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $22.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

Items 1 through 11
Item 12. Exhibits
SIGNATURE
EX-99.A.1.I: TEXT OF PRESS RELEASE

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,203.03	Filing Party: Fountain Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO	Date Filed: May 2, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
CUSIP Number:
82968A105

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on June 2, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on May 2, 2008 and as amended by Amendment No. 1, filed on May 20, 2008 (the “Schedule TO”) and relates to the offer by Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sirtris Pharmaceuticals, Inc., a Delaware corporation (“Sirtris”), at a price of $22.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and GSK. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
     This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes GSK’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.
     The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment, except as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Items 1 through 11.
     Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:
     On June 2, 2008, GSK issued a press release announcing the successful completion of the Offer. The Depositary for the Offer has advised GSK and Purchaser that, as of the expiration of the Offer at 12:00 midnight, New York City time, on Friday, May 30, 2008, a total of approximately 28,931,756 Shares were validly tendered to Purchaser and not withdrawn (including approximately 1,347,776 Shares delivered through notices of guaranteed delivery), representing approximately 97.4% of the Shares outstanding. Purchaser has accepted for payment all Shares that were validly tendered during the offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.
     Pursuant to the terms of the Merger Agreement, GSK expects to effect a short-form merger of Purchaser with and into Sirtris in the next several days, without the need for a meeting of Sirtris stockholders (the “Merger”). Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares held in the treasury of Sirtris or owned by GSK or any direct or indirect wholly-owned subsidiary of GSK or Sirtris or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to $22.50, without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. As a result of the Merger, Sirtris will become a wholly-owned subsidiary of GSK. The full text of the press release issued by GSK is set forth as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     (a)(1)(I) Text of press release issued by GSK on June 2, 2008

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2008

GlaxoSmithKline plc

By:	/s/ Simon M. Bicknell
Name:	Simon M. Bicknell
Title:	Secretary

Fountain Acquisition Corporation

By:	/s/ Carol G. Ashe
Name:	Carol G. Ashe
Title:	President

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